VIA EDGAR	August 10, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Branch Chief

John Cannarella

Jill Davis
Jason Wynn
George Schuler

Dear Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp.
Amendment No. 4 to
Registration Statement on Form SB-2
Filed July 10, 2007
File No. 333-139037

Reference is made to Amendment No. 4 (“Amendment No. 4”) to the registration statement on Form SB-2 (“Registration Statement”) filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on July 10, 2007, and Staff’s comments under cover of its letter dated July 31, 2007.

We note that your letters dated June 8 and July 31, 2007 are addressed to the attention of Mr. William E. McKechnie. Please refer to our letters dated April 25, 2007 and July 10, 2007 wherein we advised you that Mr. McKechnie is no longer with Xtra-Gold as discussed in Amendment No. 2. We would appreciate your addressing future correspondence to the undersigned, James Longshore, President and to Richard Grayston, Chairman. We would further appreciate your amending your records to reflect our new office address as noted in this letter.

For ease of reference herein, we have used the same numeric sequence to correspond with Staff’s numbered comments in its July 31, 2007 letter.

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

Phone:	(416) 366-4227	E-mail:	jameslongshore@hotmail.com
Fax:	(416) 366-4225	Web Site:	www.xtragold.com

In response to Staff’s comments, please be advised as follows:

Amendment No. 4 to Registration Statement on Form SB-2

General

1.                           With respect to our response to comment 1 of your July 31, 2007 letter, we will continue to monitor the need to update our financial statements.

2.                           With respect to our response to comment 2 of your July 31, 2007 letter, we will ensure that we file updated consents from our independent registered accountant at the time of updating our financial statements.

Statement of Operations Data, page 6

3.                           With respect to our response to comment 3 of your July 31, 2007 letter, we wish to clarify that during the development stage we engaged in the “preparation of an established commercially mineable deposit (reserves) for its extraction”. In our response letter dated April 25, 2007 (response numbered 9) to the SEC’s comment letter dated April 12, 2007, we referred to this development stage as the time during which we successfully completed a pre-production test (the “Bulk Test”) of 32,906.70 bank cubic meters at our mine. We derived income earned of $391,400 from the sale of 608.50 fine ounces of gold extracted during the Bulk Test which was completed on March 25, 2007. We agree to remove all references to revenue earned during the Bulk Test and will discuss income earned during the development stage in Amendment No. 5. However, as previously advised in our April 25, 2007 response letter, we commenced production at our mine on April 24, 2007 and have discussed our production stage in our responses hereunder to your comment 5 and 6. Due to the fact that we are now in production, we plan to refer to our company as being a production company in subsequent financial periods.

We will include a discussion as to the nature of the income earned during the Bulk Test in Amendment No. 5. With respect to a discussion as to whether or not we expect historical income earned during the development stage to be an indicator of our ability to generate like income at similar levels in the future, our discussion will be made; firstly, as to income earned during the Bulk Test (development stage) and, secondly, as to revenue earned during the production stage. We are of the view that it is appropriate to make reference to revenue earned from the commencement of the production stage on April 24, 2007. Having regard to your comment that we should revise our table on page 6 to be consistent with the classification reported on our statement of operations on page F-3, we have revised our table to be consistent with the classification reported on our financial statements.

Note 4. Acquisitions, page F-39

4.                           With respect to our response to comment 4 of your July 31, 2007 letter, we wish to provide Staff with an analysis of our accounting for with respect to our acquisition of the shares of Xtra-Gold Mining Limited (“XG Mining”).

At the time that the share exchange occurred to acquire XG Mining (the “Acquisition”), paragraphs 22 and 23 of SFAS 141 were reviewed extensively with respect to our accounting of the Acquisition.

Paragraph 23 of SFAS 141 states “If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult.” We further quote Paragraph 6 of SFAS 141 that states “measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.”

At the time of the Acquisition, we did not believe that the quoted price of our stock was the fair value of the equity securities for the following reasons:

1.

our shares were (and currently continue to be) quoted on the Pink Sheets which is an over-the-counter quotation service that is neither accurate nor reliable for purposes of determining an asset’s fair value; and

2.	our stock had limited trading and liquidity and accordingly any trades could have had a significant impact on our stock price at the relevant time.

With respect to cash sales of our stock (“Private Placements”) during the time frame of the Acquisition, as our company had to raise funds to advance our business, it was necessary to price our Private Placements below the quoted bid price. We believe that the Private Placement price had no relationship to the fair value of our company’s assets. Please note that the Private Placement price was $0.35 per share and the Private Placements were completed in March and May 2004. The Acquisition was completed in December 2004.

There were 66,843,485 shares of our common stock outstanding as at May 31, 2004, being the date we completed one of the Private Placements. At a Private Placement price of $0.35 per share, this put a market value of our company at $23,395,219 prior to completion of the Acquisition.

We trust that it is evident to Staff that the price of our stock had no relationship to the value of our company’s assets at the relevant time. We wish to emphasize that the quoted price of our stock by Pink Sheets was not a reliable measurement of fair value given the circumstances described above. The foregoing reconfirms the basis for the measurement of the Acquisition, as noted above.

Engineering Comments

General

5.                           With respect to our response to comment 5 of your July 31, 2007 letter, we agree with Staff that John Rae’s Supplemental Report dated June 19, 2007 (“Rae Supplemental Report”), clearly states on page 36 that “A detailed assessment and operating costs is well beyond the scope of the present evaluation.” The purpose of the Rae Supplemental Report was to have a Qualified Person reconfirm the proven (measured) reserves from the original feasibility studies. We also agree with Staff that the Rae Supplemental Report is not a bankable feasibility study. A bankable feasibility study is prepared by mining companies that are seeking financing of their mining project from a financial institution prior to the opening of their mine. Our company financed the start up of the mine with cash from our treasury, and the mine is already in production (since April 24, 2007). Therefore, we would never prepare a bankable feasibility study as we are already in production and, in light of this, we did not and do not need bank financing.

Having regard to the cost components of the feasibility study for the Apapam Concession, we note that Staff states that the feasibility report for the Apapam Concession: “while more detailed are not of sufficient quality for submission to a financial institution as a bankable feasibility study.” We do not agree or disagree with this comment, however, we are not looking for a bank to finance our Apapam Project. We believe that the feasibility study that we had prepared for the Apapam Project (the “Apapam Feasibility Study”) meets all International Standards, including Industry Guide 7. The Apapam Feasibility Study clearly evidences the economic data to support the Project’s economic viability. We have also clearly defined our reserves in section 3.2.2 of the Apapam Feasibility Study (see pages 22 to 26), and these standards meet industry guidelines as a proven (measured) reserve. We disagree with Staff’s statement that “Absent updated bankable feasibility studies, a determination your properties contain valid reserve estimates is not possible.”

It appears to us Staff has still not accepted our reserves as they are of the view that we have not demonstrated “that part of a mineral deposit could be economically produced” (definition of “reserve”, as set forth in Industry Guide 7, #1). On July 10, 2007, we previously provided, as supplemental information, a fully detailed cash flow analysis which is referred to as the “Apapam Financial Projections” at page 73 of the Apapam Feasibility Study to demonstrate that these reserves could be economic, however Staff has requested more detail such as unit cost, grade, recoveries and other material factors. In response to this request, we are enclosing a summary of grade, recoveries and other material factors as supplemental information which has been confirmed by the author of the Apapam Feasibility Study. This supplemental information has been provided herein to Staff to eliminate any doubt as to whether this reserve could be economically produced. As noted throughout this response letter, given that our mine has been in production since April 24, 2007, we are of the view this further validates that the reserve could be economically produced, as we have been doing so since April 24. We are firm in our position that providing a bankable feasibility study would not be required under Industry Standards or Industry Guide 7.

With respect to Staff’s comment that our reserve is “mineralized material”, we disagree with this comment. In this regard, we have provided supplemental information herein to further verify that our reserves, located at our Kwabeng, Apapam and Pameng Projects, are proven (measured) reserves and could be economically viable.

6.                           With respect to our response to comment 6 of your July 31, 2007 letter, we disagree with Staff that we are an exploration stage company. We believe that we have clearly demonstrated our reserves. From the time we commenced production at our mine on April 24, 2007, we are no longer a development stage company. We firmly believe that as of April 24, 2007, we have been a production stage company, as defined under Industry Guide 7, which states that the “Production Stage” includes all issuers engaged in the exploitation of a mineral deposit (reserve).” As of August 2, 2007, we have produced and sold 1,752.29 fine ounces of gold, thereby reducing our reserves to approximately 215,047.71 ounces of proven (measured) reserves and we continue to extract or produce our proven (measured) reserves at our mine. This is evidenced by the gold sales data sheet which we are submitting herein as supplemental information. As you will see, this supplemental information represents recurring revenues being generated by our mining operation.

If you have any further questions or comments, please contact the undersigned at (416) 579-2274 or our counsel, Roxanne K. Beilly, Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore
James Longshore,
Enclosures	President

cc:	Roxanne K. Beilly
Richard W. Grayston, Chairman